Entrepreneur

Name: Emil Reynolds

UUID: 32045769

Background: We are a Small, Disabled Veteran Owned company, started with the vision that at some of our worst moments, issues could always be overcome by community. So, remembering good times at backyard gatherings, fishing, or other event bringing our team together, we've built TAPtical products to start a conversation and share a drink.

Location: Virginia

Social Connections

Facebook: http://www.facebook.com/taptical

Twitter:

LinkedIn: http://www.linkedin.com/in/emil-reynolds/

Pitch Story

Title of your pitch: TAPtical - Tactical Barware and Outdoor Gear

Short introduction of your pitch: Perfect products for that MLP..."Merica Loving Person...in your life. Military and First responder themed barware and outdoor goods.

Your pitch story: In 2017, two guys that served our great nation talked about life while serving and a future after the Army. They talked about life and working, eventually realizing that many of their fun times revolved around backyard bar-be-ques around friends and both men and women that became their family. This sense of community is what we truly hope to foster through our products. Once you've served you will forever be a sister or a brother and know that someone truly has your six in times of need. Aside from selling our products, the loftier goal is to get back to that sense of community, regardless of differences, because we know what it is like to endure hardships together with no attention paid to race, religion, creed, or any other factor. Use our products to start a conversation, share a drink, make a friend, or to toast a long time sister or brother. This conversation, friends, is how we fight 22 a day, how we keep the demons abated, how we show what we are truly about. When the fire comes, it is about the Soldier to your left and right. We produce custom designed, military inspired gifts for

the discerning drink enthusiast. Our understanding based on experience as Army light fighters provide us the opportunity to provide you a new level of tacticool. Feel free to request the designs you see in the pictures or to request a custom design. Our products are perfect for Retirement, change of station, or as a nice gift for that Veteran or Patriot in your life. CIK: 0001756995 CCC: be6u#yco
Which category does your pitch belong to: Design

Target Market

Target market: Military, Police, Fire, EMS/EMT, patriots, veterans, Brewpubs, distilleries, and supporters of any of the above.

Production plan

Production location: United States
Production plan: Many of our tumblers, mugs, and growlers are outsourced for powdercoat and engraving. Eventually, this is something we could do in house, however, right now we do not have the capability. The custom pieces (beer flights, grills, and others) are hand made to order. Custom pieces are also handmade. We have build a stock of handmade items, they are just awaiting engraving and finish.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.
Description: 1. Capability Risk: Right now, we are minimally manned with most work being done by one of three partners. We have worked out our supply chain/logistics so that bulk orders can be processed and shipped within 30 days for mugs, cups, and other mass produced items . However, most people do not want to wait for 30 days to be able to receive their order. We need to be able to build an inventory, especially of the custom/hand built goods in templated form. Funding would allow us to amass inventory, especially of our most popular products, and increase output of custom built products.
  2. Economic Risk: We are aware that within the niche we fill, that we are not insulated from downturns in the economy. Scaling up and buying in bulk allows us to adjust pricing

without affecting our margins.   3. Legislative & Policy Risks could affect the cost of raw materials, however, again, buying materials in bulk from suppliers allows us to save on production costs. We strive to support other veteran and locally owned business as economically feasible to produce our finished products for the marketplace. Presetting our logistics chains with multiple courses of action allows us to ensure lower costs and sizable profits.   We have used our educations, experience in both the military and civilian sectors, and mentorship from multiple advisors to ensure that we can and will meet obstacles head on with an adaptable plan in place.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Managing Member, Emil Reynolds, has personally invested $15k in the company as invested capital (not a loan)".

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: Capitalizing on a unique niche within the military/veteran, first response, outdoor community, with funds, we can fully realize this dream.

Spending Plan

Number of current employees including yourself: 3

Percentage of your raise will pay salaries: 0%

Spending plan: We need a larger facility and industrial tools to be competitive and lower costs of overhead, for example instead of outsourcing powder coating, we would be able to powder coat in house, lowering costs from $10-20 per item. The other largest cost is the engraving, every engraved item costs $15-$25, by purchasing our own engraving machine capable of large item engraving and on multiple materials (wood, glass, metal) we would be able to lower our production costs and increase margins while decreasing MSRP. Our largest cost is marketing, and most of the money we raise would go to that effort via social media, Google, and other platforms to increase our exposure.   Strategic View of Net Spend (after funding portal fee & investor payment processing fees): Facility: 20% Equipment: 40% Website Optimization: 20% Social and Online Marketing:20% Spending plan of extra investment: Extra investment would be spent building extra inventory, it would be extremely helpful to stock some of our more popular items to reduce time for delivery.

Return Details

Return type: ownership
Raising target: $90,000
Raising cap: $107,000
Percentage ownership you plan to offer: 10.0%
When do you plan to sell or IPO your business: Never
Existing share: Yes
Share percent: 10%
When can bidders expect the return: December, 2021
These events trigger the conversion: standard triggering events;
Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December
Do you have a Tax ID yet (TIN/EIN): Yes
Full legal name of your company: TAPtical Design LLC
Legal status of your company/business: LIMITED_LIABILITY_COMPANY
Where is your company registered: Virginia
Company form date: 02-27-2018
Date by which the annual report will be posted: April 30
Location where the entrepreneur's annual report will be posted: gettaptical.com

Company address

Street: 4445 Corporation Ln STE 264

City: Virginia Beach

State: Virginia

ZIP code: 23462

Financial status

Average sales price: $60.92

Average cost per unit: $40.5

Yearly sales at the end of last year: $0

1st year target sales after raised date: $125,000

Existing investment from the founders: $15,000

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Emil Reynolds

Title: Managing Member

Grant Date: 02-27-2018

Has ownership: Yes

Ownership: 33%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/emil-reynolds

Name: Greg Sakimura

Title: Managing Member

Grant Date: 02-27-2018

Has ownership: Yes

Ownership: 24%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/gregory-sakimura-08049815

Name: Christopher Hagan

Title: Managing Member

Grant Date: 10-27-2018

Has ownership: Yes

Ownership: 33%

Description of 3 years recent work experience: UPS, Global Logistics Program Manager, 2014-2018

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: We are currently fully self-funded. In order to expand our business and be able to reach millions of customers in a niche such as this (military/Veteran/Law Enforcement/First Responder/supporters) we require an amount of funding that we cannot fund out of pocket. We continue to support ourselves with operational funds to keep the company pressing forward, however, we require a larger facility, the ability to build and store inventory, and a professional marketer that understands our market and our products.   Our largest milestones are upcoming with the approach of the holiday season.

We have preempted the large sales with a "rebellious" theme of launching early. Our company finances are not paid out in salaries and we will not until the company grows, we are tied into the success of this company. Models for this type of business include Ranger Up and Black Rifle Coffee, while we are not as political, we reach the same audience and provide merchandise not available on the market. This company can grow with some investment.

Has financial statements: Yes

Last Edited: 2018-12-31 22:13:37

Desired launch period: immediately

CCC code: be6u#yco

CIK code: 0001756995

Links

TAPtical Retail Website: gettaptical.com

TAPtical Facebook Website: www.facebook.com/taptical

TAPtical Instagram: www.instagram.com/asktaptical